Filed by Linx S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Linx S.A. (Commission File No.: 001-38954)

The following documents were filed by Linx S.A. under Form 6-K on August 12, 2020. Linx S.A. is refiling such documents pursuant to Rule 425 under the Securities Act of 1933:

Exhibit No.	Description of Document
99.1	Association Agreement and Other Covenants, dated as of August 11, 2020, among Linx S.A., STNE Participações S.A., StoneCo Ltd., DLP Capital LLC, DLPPAR Participações S.A., Nércio José Monteiro Fernandes, Alberto Menache and Alon Dayan (English translation).

99.2	Vote Commitment and Assumption of Obligations, dated as of August 11, 2020, by and between Nércio José Monteiro Fernandes, Alberto Menache, Alon Dayan, StoneCo Ltd., DLP Capital LLC, DLPPAR Participações S.A., Linx S.A. and STNE Participações S.A. (English translation).

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Additional Information and Where to Find It

In connection with the proposed transaction between Linx S.A. (“Linx”) and StoneCo. Ltd (“Stone”) (the “Transaction”), Stone and Linx will file relevant materials with the United States Securities and Exchange Commission (the “SEC”) including a registration statement of Stone on Form F-4. The Form F-4 (when filed) will contain a prospectus and other documents. INVESTORS AND SECURITY HOLDERS OF LINX AND STONE ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT LINX, STONE AND THE TRANSACTION AND RELATED MATTERS. The Form F-4 (when filed) and all other documents filed with the U.S. SEC in connection with the Transaction will be available when filed, free of charge, on the U.S. SEC’s website at www.sec.gov. In addition, the Form F-4 (when filed) all other documents filed with the U.S. SEC in connection with the Transaction will be made available, free of charge, to U.S. shareholders of Linx on Linx’s website at http://www.linx.com.br.

FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Words such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “hope”, “intend”, “may”, “might”, “should”, “would”, “will”, “understand” and similar words are intended to identify forward looking statements. These forward-looking statements include, but are not limited to, statements regarding the Transaction. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. For example, the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the agreements relating to the Transaction, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of the shares of Stone or Linx, the risk that the Transaction and its announcement could have an adverse effect on the ability of Stone and Linx to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond Linx’s control, including those detailed in Linx’s annual reports on Form 20-F and current reports on Form 6-K that are available on its website at http://www.linx.com.br and on the SEC’s website at http://www.sec.gov. Linx’s forward-looking statements are based on assumptions that Linx believes to be reasonable but that may not prove to be accurate. Linx undertakes no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which we become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.